September 9, 2005	Michele D. Vaillancourt (612) 604-6681 mvaillancourt@winthrop.com

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Re:	MathStar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-127164

Ladies and Gentlemen:

On behalf of MathStar, Inc., a Delaware corporation (“MathStar” or the “company”), we are providing an EDGAR transmission of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) pursuant to the Securities Act of 1933, as amended.  Amendment No. 1 amends the Registration Statement on Form S-1 filed by MathStar with the Securities and Exchange Commission (the “Commission”) on August 3, 2005 (the “Original Registration Statement”).  We are also responding to the comments presented in the letter from Ms. Peggy Fisher dated August 26, 2005 regarding the Original Registration Statement.  For the Staff’s convenience, each of our Responses is preceded by the related Staff comment.

Form S-1

Comment 1.                                                                                Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.  Also, note that we may have additional comments after you file this information.

Response 1.                                                                                Any preliminary prospectus that MathStar circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that

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range, and other information that was left blank throughout the document.  Please note that much of the information that we left blank is changing on an almost daily basis, and we decided not to update the information for each amendment to the Registration Statement.  We acknowledge that you may have additional comments after we file this information.  Also, please note that the prospectus included in Amendment No. 1 will not be circulated.  Before we circulate a preliminary prospectus, we will file another amendment to the Original Registration Statement.

Summary

Comment 2.                                                                                Please define technical terms that are used in the summary so that investors have a better understanding of your business.

Response 2.                                                                                We have revised the summary portion of the prospectus to describe the following technical terms that are used in the summary so that investors will have a better understanding of MathStar’s business:  “integrated circuit chip,” “logic device,” “algorithm,” “GigaHertz,” “logic gate” and “functional density.”  Please see the revisions on pages 1 and 2.

Risk Factors, page 7

Comment 3.                                                                                Please expand the first caption to state that your auditor has issued a going concern opinion.

Response 3.                                                                                We have expanded the first caption of the first risk factor on page 8 to state that the report of MathStar’s independent registered public accounting firm included in the prospectus contains an explanatory paragraph expressing substantial doubt about MathStar’s ability to continue as a going concern.

Because our current and planned FPOA chips are high complex…, page 12

Comment 4.                                                                                Please illustrate this risk by describing the extent to which you have discovered defects, errors or failures in your FPOA chip, and describe any impact these have had on your business.

Response 4.                                                                                We have expanded the last risk factor appearing on page 9 (which we moved from page 12) to describe the extent to which MathStar has discovered defects, errors or failures in its FPOA chip and to describe the impact these have had on its business.

Risks Related to This Offering, page 19

An active trading market for our common stock may not develop, page 19

Comment 5.                                                                                Please expand this risk factor to clarify the fact that the offering price bears no relationship to your assets, earnings, book value or other criteria of value.

Response 5.                                                                                We have expanded the second risk factor on page 20 by adding language to the effect that the offering price bears no relationship to MathStar’s assets, earnings, book value or other criteria of value.

Comment 6.                                                                                We note the disclosure regarding Mr. Pihl’s spouse.  Revise to clarify that Feltl and Company is the lead underwriter, if true, and consider whether a separate risk factor is warranted to discuss this relationship.

Response 6.                                                                                We have revised the risk factor beginning at the bottom of page 16 to clarify that Feltl and Company is the lead underwriter and have also noted that fact in other parts of Amendment No. 1.  As suggested by the Staff, we have considered adding a risk factor discussing the relationship among Feltl and Company, MathStar, Mr. Pihl and his spouse.  However, for the reasons now set forth in the second paragraph under the heading “Prior Placements” on page 73, including that Mr. Pihl’s spouse is not an officer, director or employee of Feltl and Company and will not be involved in any corporate financing activities or corporate finance related activities, we respectfully submit that such a risk factor is not necessary.

Use of Proceeds, page 22

Comment 7.                                                                                If any of the proceeds will be used to pay affiliates, please expand to discuss.

Response 7.                                                                                None of the proceeds from the offering will be used to pay affiliates of MathStar.  In particular, no affiliate of MathStar purchased units in MathStar’s April 2005 bridge offering described in what is now the second full paragraph under the use of proceeds table on page 23.

Comment 8.                                                                                Please expand on your plan to produce FPOA chips that will be ready for a broader market release in the fourth quarter of 2005.

Response 8.                                                                                Please note that in the first full paragraph appearing after the use of proceeds table on page 23, MathStar has disclosed in greater detail its plan to produce FPOA chips that will be ready for a broader market release in the first quarter of 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

Comment 9.                                                                                Revise to address your goal for the next year regarding building your internal staff and when you anticipate you will be able to sustain an internal staff rather than rely on outside consultants.  Explain the related effects this may have on your research and development expenses.

Response 9.                                                                                MathStar has added language at the end of the third paragraph on page 33 describing the anticipated mix of internal staff engineers and outside engineering consultants and the effects this may have on MathStar’s research and development expenses.

Liquidity and Capital Resources, page 33

Comment 10.                                                                         Please revise to provide more details of your specific plan of operations, the expected timing to fully develop and commence commercial sales of your chips, and your expected funding needs and sources.  The discussion of the strategic relationships on pages 45 through 47 should also include more details of the plans and time frame to fully develop and market your products under these agreements.  In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

Response 10.                                                                         The second paragraph under the heading “Liquidity and Capital Resources” beginning at the bottom of page 35 now explains the expected timing to fully develop and commence commercial sales of MathStar’s chips and its expected funding needs and sources.  The paragraph also states what may happen if MathStar is unable to obtain the necessary additional funding.

MathStar has added a sentence in the fourth full paragraph on page 50, in the first full paragraph describing the Valley Technologies, Inc. agreement on page 51, and in the first full paragraph describing the Summit Design, Inc. agreement on page 51 to explain in more detail the plans and time frames to develop and market its products under its strategic agreements with Honeywell International, Inc., Valley Technologies, Inc. and Summit Design, Inc.

Business, page 37

Overview, page 37

Comment 11.                                                                         Revise your disclosure to expand on the differences between traditional FPGAs and your FPOA and explain why programming at the object level, as opposed to at the gate level like traditional FPGAs, is advantageous.

Disclose areas where FPGAs are better than FPOAs.  For example, we note information on your website indicating that FPGAs are better than FPOAs in some areas in that (i) FPGAs are more flexible because they can be programmed at the gate level with arbitrary bit precision and functions, and (ii) FPGAs contain non-volatile memory and their programming is maintained until they are reprogrammed.

Response 11.                                                                         MathStar has added language that appears in the third and fourth paragraphs on page 40 and the first paragraph on page 41 that explains in more detail the differences between traditional FPGAs and MathStar’s FPOA and why programming at the object level, as opposed to the gate level like traditional FPGAs, is advantageous.  In addition, in the second paragraph on page 41, MathStar has disclosed areas where FPGAs may be better than FPOAs.

Also, please note that MathStar has revised its website to delete the portion stating that FPGAs contain non-volatile memory and thus are better than FPGAs.  MathStar believes this information is not material or relevant because most of the FPGAs from Xilinx and Altera, which are MathStar’s two principal competitors, use the same type of volatile memory as MathStar uses in its FPOA.  Thus, MathStar believes there currently is no significant competitive disadvantage to MathStar because its FPOA uses volatile memory.

Comment 12.                                                                         In the last paragraph under this caption, explain how the version you intend to begin selling in 2006 differs from that being sold now.

Response 12.                                                                         In the first full paragraph on page 42, which is now the last paragraph under the heading “Overview,” MathStar explains how the version of its FPOA chip it intends to begin selling in 2006 differs from the current version of its chip.

Our FPOA chip, page 40

Comment 13.                                                                         We note your disclosure that you currently have a limited supply of your first FPOA chips available for sale.  Please describe any plans to make available for sale a larger supply of your first FPOA chips.

Response 13.                                                                         MathStar now discloses in the last paragraph on page 45 that it has no plans to make available for sale a larger supply of its first FPOA chips and the reasons for not making a larger supply available.

Comment 14.                                                                         Please revise to describe when you expect your library of application algorithms will be developed enough to be placed on your website.

Response 14.                                                                         MathStar has added language at the end of the first paragraph on page 46 stating that it expects that it will place its eight existing algorithms on its website by the end of 2005, that it and its strategic partners are developing additional algorithms, and that it will place such algorithms on its website when they are sufficiently developed.

Application Design Tools, page 42

Comment 15.                                                                         Please revise to describe the material terms of your agreement with Summit Design, Inc.

Response 15.                                                                         We have added the third full paragraph on page 46 to describe the material terms of MathStar’s agreement with Summit Design, Inc.

Competitive Position, page 42

Comment 16.                                                                         We note the information on the FAQ section of your website that there is no official benchmark established for measuring the performance difference between an FPGA and FPOA.  Please revise your disclosure to clarify this.

Response 16.                                                                         MathStar has added language to the end of the last full paragraph on page 47 stating that there is no official benchmark established for measuring the performance difference between an FPGA and an FPOA and describing the principal reasons why there is no such benchmark.

Target End Markets and Applications, page 43

Comment 17.                                                                         Please tell us whether the sources cited on page 44:

•                  make their reports publicly available,

•                  received compensation from you for preparation of the statistics,

•                  prepared the statistics for use in the registration statement, or

•                  have consent to your use of their statistics in your document.

Response 17.                                                                         Please note the following with respect to the sources MathStar referred to on pages 48 and 49 of Amendment No. 1:

•                  As set forth in the last sentence of the last full paragraph on page 48, the information from Gartner/DataQuest is publicly available.  The report from the Automated Imaging Association (Machine Vision Markets 2004 Results and Forecasts to 2009) and the three reports from Frost and Sullivan (World General Purpose Test & Measurement Equipments Market (2005), the Semiconductor ATE Test Equipment

(May 2005) and Semiconductors in Medical Imaging) are not publicly available in that they must be purchased from the Automated Imaging Association and Frost and Sullivan.  MathStar has purchased these reports.

•                  Gartner/DataQuest, the Automated Imaging Association and Frost and Sullivan did not receive compensation from MathStar for preparing the statistics contained in such reports.  However, as disclosed in the foregoing paragraph, MathStar paid for the already prepared reports from the Automated Imaging Association and Frost and Sullivan.

•                  Gartner/DataQuest, the Automated Imaging Association and Frost and Sullivan did not prepare the statistics set forth in the reports for use in MathStar’s registration statement.

•                  Frost and Sullivan and the Automated Imaging Association have consented to the use of their reports in MathStar’s registration statement, and such consents are filed as Exhibit 23.4 and Exhibit 23.5 to Amendment No. 1.

Sales and Marketing, page 45

Comment 18.                                                                         Briefly describe the services for which you pay Valley Technologies a $13,000 monthly fee to perform.

Response 18.                                                                         We have added a sentence at the end of the second bullet in the middle of page 51 briefly describing the services for which MathStar pays Valley Technologies $13,000 to perform.

Patents and Intellectual Property, page 48

Comment 19.                                                                         Please revise to provide all the information required by Item 101(c)(iv) of Regulation S-K.

Response 19.                                                                         The last two sentences of the second paragraph under the heading “Patents and Intellectual Property” on page 53 now contain the information required by Item 101(c)(iv) of Regulation S-K.

Registration Rights of Holders of 8% Convertible Promissory Notes and Related Warrants, page 65

Comment 20.                                                                         Please file the loan and subscription agreement between you and purchasers of your 8% convertible promissory notes and related warrants.

Tell us whether you are subject to any potential penalties under the agreement and describe them.

Response 20.                                                                         As requested, the Amended and Restated Bridge Loan and Subscription Agreement is filed as Exhibit 10.17 to Amendment No. 1.  In addition, the form of Bridge Note is filed as Exhibit 10.18 and the form of Bridge Warrant is filed as Exhibit 10.19 to Amendment No. 1.  None of these documents subjects MathStar to any potential penalties.

Underwriting, page 67

Comment 21.                                                                         Advise us regarding the number of registered public offerings that have taken place where Feltl and Company acted as lead underwriter.

Response 21.                                                                         According to Feltl and Company, it has been the lead underwriter on the following three public offerings:  World Poker Tour Enterprises, Inc. (WPTE); CABG Medical, Inc. (CABG); and People’s Educational Holdings, Inc. (PEDH).

Financial Statements, page F-1

Comment 22.                                                                         Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

Response 22.                                                                         According to Rule 3-12 of Regulation S-X, the financial statements contained in Amendment No. 1 do not as yet need updating.  However, MathStar will update the financial statements if required to do so by Rule 3-12 of Regulation S-X.

Comment 23.                                                                         Please include an updated accountant’s consent with all amendments to the filing.

Response 23.                                                                         Amendment No. 1 includes as Exhibit 23.1 an updated consent from PricewaterhouseCoopers LLP.  We will also include an updated accountant’s consent in subsequent amendments.

Note 1.  Nature of the Business and Going Concern, page F-9

Comment 24.                                                                         We note your discussion regarding the Company’s ability to continue as a going concern.  Please revise to include a detailed discussion of your viable plan of operations, including plans to fully develop and market your products, anticipated costs, financing needs and sources of financing in accordance with FRC 607.02.  The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Response 24.                                                                         MathStar has added language in the third paragraph on page F-9 that describes its plan of operations, including its plan to fully develop and market its products and its financing plan that it expects to resolve doubts about MathStar’s ability to continue as a going concern.

Note 2.  Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

Comment 25.                                                                         We see on page 41 that your customer development kit includes an FPOA chip, a prototype board and software design tools, and on page 45 that if customers request the support, your application engineers may also program the customers’ applications to the FPOA chips.  Please revise and tell us whether your revenue arrangements include multiple element arrangements and the impact of EITF 00-21.

Response 25.                                                                         MathStar acknowledges the staff’s observation that its development kit includes an FPOA chip, a prototype board and software design tools.  However, its does not believe that revenue resulting from its sale of development kits meets the requirements of EITF 00-21 to be divided into separate units of accounting.  As presently designed, MathStar’s prototype board contains a socket specifically designed to accommodate its FPOA chip as well as circuitry and connectors specific to programming and testing the FPOA chip.  MathStar’s software design tools are specific to the programming of its FPOA chip.  Given the specific and very limited utility of the prototype board and the software design tools, MathStar believes they would have no standalone value (that is, they could not be sold without an FPOA chip) and therefore would not represent separate units of accounting pursuant to paragraph 7 of EITF 00-21.  Although MathStar’s plan is to eventually sell FPOA chips on a standalone basis, MathStar expects that FPOA chips that are sold as a component of a development kit will always be delivered at the same time as the prototype board and software design tools.

With respect to MathStar’s statement that its application engineers may program the applications of MathStar’s customers, MathStar has not yet been requested by a customer to provide such programming services.  In the future, MathStar expects that such services may be requested by its customers.  At that time, MathStar will evaluate whether these services represent a separate unit of accounting and whether the arrangement fee should and can be allocated to the separate units of accounting.

MathStar will continue to evaluate its revenue recognition practices as its business model develops and evolves, and it will evaluate all multiple element arrangements to determine the appropriate accounting.  If multiple element accounting is required for MathStar’s development kits and/or related programming services, it will expand its revenue recognition accounting policy disclosure to include its policy for recognition of each element of the arrangement.

Note 6.  Convertible Notes, page F-20

Comment 26.                                                                         Please revise to disclose details of the methodologies and assumptions used to value the beneficial conversion feature on the convertible notes.

Response 26.                                                                         The added language at the end of the fourth paragraph on page F-20 describes the details of the methodologies and assumptions used to value the beneficial conversion feature of the convertible notes.

As set forth in Ms. Fisher’s August 26, 2005 letter, when MathStar requests acceleration of the effective date of its pending registration statement, it will acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please note that we are enclosing two “clean” and two marked copies of Amendment No. 1; the marked copy shows the changes made to the Original Registration Statement.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6681 or Joy McGinnis at (612) 604-6713.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Michele D. Vaillancourt
Michele D. Vaillancourt

Enclosures

cc:	MathStar, Inc.
PricewaterhouseCoopers LLP
Feltl and Company
Joy S. McGinnis